SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

COUNSEL CORPORATION

(Translation of registrant’s name into English)

Exchange Tower, Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Counsel Corporation

By:	/s/ Allan C. Silber

Name: Allan C. Silber
Title: Chief Executive Officer

Date:	November 25, 2003

REPORT TO SHAREHOLDERS

We are pleased to report Counsel Corporation’s consolidated results for the second quarter of 2003. Significant developments since our last report are as follows (all amounts are stated in US dollars unless noted):

Communications

•	Acceris Communications Partners completed the acquisition of Transpoint Communications on July 30. Transpoint offers voice and data services through commercial agents.

•	Acceris Communications Partners announced on August 6 that it intends to offer local dialing services to its residential and small business customers in the fourth quarter of 2003. The service will be available in New York and New Jersey initially, expanding to other markets throughout the United States.

•	Acceris Communications Partners announced on September 5, that it had on a retroactive basis, adopted the unencumbered cash method of revenue recognition for a network service offering launched in the fourth quarter of 2002 and discontinued in the third quarter of 2003. Previously, it had followed accrual accounting for this service. This change was made because of the uncertainty surrounding the ultimate collectibility of billed services. The change does not affect the aggregate earnings or the timing of cash flow from the network service offering. Under this method, revenue is recognized when actual cash collections to be retained are finalized and costs are expensed as incurred.

•	Acceris Communications Solutions completed a major upgrade to its data communications network, including both new equipment and a significant new carrier partnership.

•	Acceris Communications Technologies completed the implementation of its proprietary software platform and voice over Internet Protocol (“VoIP”) patent technology at AccessLine Communications.

Real Estate

•	The Company acquired the 14.5 acre Imperial Square retail development site located in Guelph, Ontario. When completed, the centre will contain just over 55,000 square feet of leasable area. The site includes approximately 4.35 acres of excess land zoned for retail expansion.

Corporate

•	Frank Anderson, FCA joined the board of directors and was appointed to its Audit Committee. Mr. Anderson is President of LIN Solutions Inc., and, until his retirement in 1999, was a senior partner in a major accounting firm specializing in real estate, consumer products, hospitality and advertising.

•	In August, the Company announced an offer to purchase all of its 6% convertible unsecured subordinated debentures due October 31, 2003. Subsequent to this initial announcement, the Company amended the offer to an all cash offer of $750 for each $1,000 principal amount of debentures. In conjunction with this offer, the Company raised $30 million in new three year financing at 8% interest plus the issuance of up to 10 million warrants with a strike price of Cdn $2.50, expiring in three years.

For the quarter and six months ended June 30, 2003, consolidated revenue from continuing operations was $38.5 million and $69.9 million, respectively. This compares to $31.4 million in the first quarter of 2003, $22.0 million in the second quarter of 2002 and $46.4 million for the six months ended June 30, 2002. The increase over the first quarter relates to the recognition of revenue previously deferred from a network service offering provided by Acceris Communications Partners. The increase in consolidated revenue over the second quarter of 2002 is due to the full quarter inclusion of revenues related to the December 2002 acquisition of the enterprise and agent businesses of RSL Com USA Inc. and the Company’s entry into the real estate segment in the third quarter of 2002.

We are very pleased with the progress made in the second quarter of 2003 toward achieving our 2003 objective of generating improved operating results and cash flow.

On behalf of the Board,

ALLAN SILBER
Chairman and Chief Executive Officer
September 9, 2003

COUNSEL CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2003
(All dollar amounts are in thousands of US dollars, unless otherwise indicated)

INTRODUCTION

This interim management’s discussion and analysis (“MD&A”) of the results of operations of Counsel Corporation (“Counsel”, the “Company”) for the three and six months ended June 30, 2003 and its financial condition as at June 30, 2003 is based on the Company’s interim consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the guidance of the Canadian Institute of Public and Private Real Estate companies (“CIPREC”) and should be read in conjunction with the restated audited annual consolidated financial statements for the year ended December 31, 2002 and the notes thereto. References to interim financial statements are to the unaudited consolidated financial statements of Counsel as at and for the three and six months ended June 30, 2003.

Forward-looking information

This MD&A contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereof or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, technological change and changes to the business environment that may impact the Company’s capital expenditures and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or the Company’s currently anticipated future results and financial condition. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Definitions

The Company’s discussion of its financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are presented in the Company’s unaudited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest and taxes. It is important to note that operating income (loss) is not a measure of performance under Canadian GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian GAAP or as a measure of operating performance or profitability. Operating income (loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

OVERVIEW

Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company entered the communications sector in March 2001 when it acquired a controlling interest in I-Link Incorporated (“I-Link/ Acceris”). I-Link/ Acceris is a supplier of voice, data and enhanced communications products and services. I-Link/ Acceris operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small- to medium-sized businesses in the United States. I-Link/ Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

The Company entered the real estate sector in 2002, when it completed the acquisition of five income producing properties, consisting of approximately 730,000 square feet and 13 acres of vacant land zoned for retail development in Canada.

CRITICAL ACCOUNTING POLICIES

The financial statements of Counsel are prepared in conformity with a framework of Canadian generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in Note 3 to the restated December 31, 2002 consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to Counsel as at and for the quarter ended June 30, 2003, have not differed from those presented in the MD&A for the year ended December 31, 2002.

NEW ACCOUNTING PRONOUNCEMENT

Consolidation of Special Purpose Entities

The CICA Accounting Standards Board has undertaken a project to harmonize Canadian GAAP with new U.S. rules on the consolidation of special purpose entities (“SPEs”). The U.S. rules were issued in January 2003 as FASB Interpretation No. 46, Consolidation of Variable Interest Entities — An interpretation of ARB No. 51 (“FIN 46”). As a result, the general rule that an enterprise should consolidate another entity only if the enterprise holds a unilateral right to determine the strategic policies of that entity cannot be generally applied. The new rules apply to any new structures created after January 31, 2003. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets out the Company’s consolidated quarterly results of operations for the eight quarters ended June 30, 2003 under the basis of presentation utilized in its GAAP financial statements.

									Unaudited
	Unaudited

						Restated(1)	Restated(1)		Six months ended
	2001	2001	2002	2002	2002	2002	2003	2003	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
United States
Acceris Communications Partners	20,971	22,386	22,811	20,984	19,834	20,076	23,272	29,505	43,795	52,777
Acceris Communications Solutions	–	–	–	–	–	1,547	7,095	6,747	–	13,842
Acceris Communications Technologies	1,420	1,420	1,581	888	321	47	–	1,050	2,469	1,050

	22,391	23,806	24,392	21,872	20,155	21,670	30,367	37,302	46,264	67,669
Canada
Real estate	–	11	75	78	894	972	1,032	1,202	153	2,234

	22,391	23,817	24,467	21,950	21,049	22,642	31,399	38,504	46,417	69,903
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation	15,728	14,503	13,273	12,237	10,973	14,453	25,748	21,319	25,510	47,067
and amortization shown below)
Income producing properties	–	–	–	–	309	628	662	727	–	1,389
Selling, general and administrative	11,496	22,331	12,392	9,865	10,675	12,805	15,529	15,904	22,257	31,433
Research and development	435	307	382	465	317	235	–	–	847	–
Provision for doubtful accounts	305	403	1,357	1,251	1,118	2,273	1,175	1,131	2,608	2,306
Depreciation and amortization	3,674	2,561	1,684	1,592	1,715	2,042	2,524	2,362	3,276	4,886

Operating income/(loss) before undernoted items	(9,247)	(16,288)	(4,621)	(3,460)	(4,058)	(9,794)	(14,239)	(2,939)	(8,081)	(17,178)
Gains and other income:
Short-term investments	26,861	5,000	26,621	879	162	405	448	1,929	27,500	2,377
Portfolio investment	–	64	–	–	–	–	–	–	–	–
Sale of subsidiary	–	589	–	–	–	–	–	–	–	–
Retirement of debt	–	1,093	–	–	–	–	–	–	–	–
Other	–	–	–	–	501	782	–	–	–	–
Impairments and other losses:
Write-down of short-term investments	(122)	(2)	(136)	(2,656)	(1,139)	(80)	(98)	(35)	(2,792)	(133)
Portfolio investments	(8,379)	(3,925)	–	–	(640)	–	–	(650)	–	(650)
Other	–	–	–	(64)	–	(1,159)	–	–	(64)	–
Equity losses in significantly influenced companies	(761)	–	–	–	–	–	–	–	–	–
Interest income	327	529	123	146	83	49	38	114	269	152
Interest expense	(676)	(704)	(654)	(713)	(692)	(657)	(714)	(904)	(1,367)	(1,618)

Earnings (loss) before income taxes, non- controlling interest and discontinued operations	8,003	(13,644)	21,333	(5,868)	(5,783)	(10,454)	(14,565)	(2,485)	15,465	(17,050)
Income taxes	9,211	5,261	11,005	465	438	(2,253)	–	14	11,470	14
Non-controlling interest	(244)	(39)	–	–	–	–	–	–	–	–

Earnings (loss) from continuing operations	(964)	(18,866)	10,328	(6,333)	(6,221)	(8,201)	(14,565)	(2,499)	3,995	(17,064)
Discontinued operations:
Medical products and services
Medical products	(1,838)	(1,607)	(843)	3	(799)	(1,213)	211	10	(840)	221
Pharmaceutical products	–	4,519	–	(410)	(88)	(209)	(17)	145	(410)	128
Pharmacy services	–	(1,716)	–	–	–	(1,958)	–	–	–	–
Communications	(13,275)	(4,197)	(3,099)	(4,580)	(1,463)	(3,366)	(277)	371	(7,679)	94
Real estate	–	–	–	–	212	233	267	299	–	566
Long-term care	3,304	(1,043)	4	76	3	(1,007)	(904)	(1,067)	80	(1,971)

Net earnings (loss)	(12,773)	(22,910)	6,390	(11,244)	(8,356)	(15,721)	(15,285)	(2,741)	(4,854)	(18,026)
Weighted average number of common shares outstanding (in thousands)	22,903	22,858	22,411	22,312	22,131	21,928	21,491	21,060	22,363	21,155
Basic net earnings (loss) per share from:
Continuing operations	(0.08)	(0.86)	0.43	(0.32)	(0.32)	(0.41)	(0.72)	(0.15)	0.11	(0.87)
Discontinued operations	(0.51)	(0.18)	(0.18)	(0.20)	(0.10)	(0.34)	(0.03)	(0.01)	(0.38)	(0.04)

Basic net earnings (loss) per share	(0.59)	(1.04)	0.25	(0.52)	(0.42)	(0.75)	(0.75)	(0.16)	(0.27)	(0.91)

Diluted net earnings (loss) per share from:
Continuing operations	(0.08)	(0.86)	0.21	(0.32)	(0.32)	(0.41)	(0.72)	(0.15)	0.06	(0.87)
Discontinued operations	(0.51)	(0.18)	(0.08)	(0.20)	(0.10)	(0.34)	(0.03)	(0.01)	(0.20)	(0.04)

Diluted net earnings (loss) per share	(0.59)	(1.04)	0.13	(0.52)	(0.42)	(0.75)	(0.75)	(0.16)	(0.14)	(0.91)

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

Operating losses

The Company’s communications operating segments are: Acceris Communications Partners, Acceris Communications Solutions and Acceris Communications Technologies. Real estate and corporate segments are reported and analyzed separately. Each segment is discussed below.

In the second quarter of 2003, the Company incurred an operating loss of $2,939 compared to an operating loss of $14,239 for the first quarter of 2003 and an operating loss of $3,460 in the second quarter of 2002. The reduction in losses in the second quarter of 2003 relative to the first quarter of 2003 relates to improved results at Acceris Communications Partners and Acceris Communications Solutions. In the second quarter of 2003, Acceris Communications Partners recognized the revenue from a network service offering for services delivered in the fourth quarter of 2002 but deferred because of its use of the unencumbered cash receipts method of revenue recognition. Costs associated with this revenue were expensed in the fourth quarter of 2002. The improved results in the second quarter compared to the second quarter of 2002, relate to the acquisition of the enterprise and agent business of RSL COM U.S.A. Inc. (“RSL”) acquired on December 10, 2002 and the entry into the real estate segment in the third quarter of 2002. The improvement in operating results was achieved despite a decline in margins at Acceris Communications Partners due to margin erosion in the markets in which it operates.

The Company expects all three of its communication segments and its real estate business to produce operating income in 2003.

Gains and other income

The Company makes investments in equities of publicly traded companies, categorized as short-term investments. During the second quarter of 2003, the Company reduced its short-term investment portfolio, recognizing a gain on the sale of securities of $1,929.

Impairments and other losses

The Company recorded impairments on short-term investments of $35 in the second quarter of 2003 compared to $98 in the first quarter and a $2,656 impairment in the second quarter of 2002.

During the second quarter of 2003, the Company recorded an impairment on portfolio investments of $650 relating to Impower Inc.

Interest income and expense

Interest expense was $904 in the second quarter of 2003 compared to $714 in the first quarter and $713 in the second quarter of 2002. The second quarter increase in 2003 versus the first quarter of 2003 related to the increase in the average outstanding balance on the Company’s revolving credit facility.

The convertible debentures of Counsel are a hybrid financial instrument, which contain both debt and equity elements. Under Canadian GAAP, the majority of the interest costs associated with the debentures is recorded as a charge to equity and thus excluded from interest expense reported by the Company (See note 12 (d) to the restated December 31, 2002 consolidated financial statements).

Income taxes

The income tax expense for the Company was $14 in the second quarter of 2003 compared to $nil in the first quarter of 2003 and $465 in the second quarter of 2002. Taxes recorded in the second quarter of 2002 resulted from the gain on sale of short-term investments, principally shares of AmerisourceBergen Corporation.

The Company has significant operating and capital losses available to reduce future income tax expense. A significant amount of the future income tax assets resulting from these losses has been offset by a valuation allowance arising from uncertainties associated with their utilization, given the large losses incurred by the Company in recent years.

There is significant uncertainty as to when the Company’s estimated future income tax liabilities will convert to cash liabilities or will be determined as no longer required by the Company.

Discontinued operations

In the second quarter of 2003, the Company adopted a formal plan of disposal for a component of its real estate segment: one of its income producing properties. The operations of this property are presented in these financials statements on a retroactive basis in discontinued operations.

The seniors living business, an integrated Canadian asset based business, continued to be negatively affected by the appreciation in the Canadian dollar relative to the U.S. dollar during the second quarter.

In the communications business, the Company realized earnings from its management contract from the Buyers United Inc. portion of its voice over Internet Protocol (“VoIP”) network business prior to its acquisition by Buyers United on May 1, 2003.

Net earnings (loss)

The Company realized a net loss in the second quarter of 2003 of $2,741 compared to a net loss of $15,285 in the first quarter of 2003 and $11,244 in the second quarter of 2002. In the second quarter of 2003, the Company recognized income of $650 on Acceris Communications Partners’ network service offering compared to a loss of $9,181 in the first quarter of 2003. Acceris Communications Partners commenced the sale of a network service offering in November 2002 and ceased offering the service on July 23, 2003. Revenue is recognized for the network service offering using an unencumbered cash receipts method.

In 2003, the Company expects to improve its operating results from its business segments and from the realization of value on the sale of certain assets held for sale. The Company has sold, curtailed, and reorganized its unprofitable operations and has plans in place to make its December 2002 acquisition of the business of RSL self-sufficient during 2003. Initially, Acceris Communications Partners’ third quarter entry into the local dialing service market will negatively affect earnings in 2003, while Acceris Communications Partners’ third quarter acquisition of Transpoint Communications is expected to contribute positively to earnings.

Segment Analysis:

The continuing operations of the Company for communications are: Acceris Communications Partners, Acceris Communications Solutions and Acceris Communications Technologies. Real estate and corporate segments are reported and analyzed separately. The Company believes that providing the results of business segments on a rolling eight-quarter basis supplemented by commentary provides meaningful information for users of the consolidated financial statements.

Acceris Communications Partners

									Unaudited
	Unaudited

						Restated (1)	Restated (1)		Six months ended
	2001	2001	2002	2002	2002	2002	2003	2003	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
United States	20,971	22,386	22,811	20,984	19,834	20,076	23,272	29,505	43,795	52,777

	20,971	22,386	22,811	20,984	19,834	20,076	23,272	29,505	43,795	52,777
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	15,728	14,503	13,273	12,237	10,973	13,262	20,920	17,374	25,510	38,294
Selling, general and administrative	5,880	13,717	7,698	6,179	5,717	7,890	10,788	10,434	13,877	21,222
Provision for doubtful accounts	305	403	1,357	1,251	1,118	2,240	1,151	1,169	2,608	2,320
Depreciation and amortization	1,149	809	980	977	966	1,133	1,164	1,162	1,957	2,326

Operating income (loss)	(2,091)	(7,046)	(497)	340	1,060	(4,449)	(10,751)	(634)	(157)	(11,385)

									Unaudited
	Unaudited

						Restated (1)	Restated (1)		Six months ended
	2001	2001	2002	2002	2002	2002	2003	2003	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2002	2003
	$	$	$	$	$	$	$	$	$	$

Operating income (loss) by profit centre:
Retail long distance	(2,091)	(7,046)	(497)	340	1,060	(2,343)	(1,570)	(1,284)	(157)	(2,854)
Network service offering	–	–	–	–	–	(2,106)	(9,181)	650	–	(8,531)

Operating income (loss)	(2,091)	(7,046)	(497)	340	1,060	(4,449)	(10,751)	(634)	(157)	(11,385)

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

Acceris Communications Partners’ business includes the operations of WorldxChange acquired in June 2001 and the agent and residential (“A&R”) business of RSL acquired in December 2002. Acceris Communications Partners operates through three profit centres. The core business is a facilities based telecommunications provider in the retail long distance market. Acceris Communications Partners also provided a network service offering that commenced in the fourth quarter of 2002 and was discontinued in the third quarter of 2003. In the third quarter of 2003, Acceris Communications Partners announced that it intends to offer local communications products to its residential and small business customers starting the fourth quarter of 2003.

Acceris Communications Partners accounted for $29,505 of telecommunication services revenue in the second quarter of 2003 compared to $23,272 in the first quarter and $20,984 in second quarter of 2002. The increase over the first quarter relates to the recognition of revenue under the unencumbered cash basis of accounting for services provided in the fourth quarter of 2002 and improved penetration of its core business. The increase over the second quarter of 2002 resulted from recognition of revenue under the unencumbered cash basis of accounting for services provided in the fourth quarter of 2002 relating to a network service offering and the inclusion of revenue from the A&R business of RSL that was acquired in December 2002. It is anticipated that Acceris Communications Partners’ telecommunication services revenue will increase in the third quarter compared to the second quarter of 2003 as a result of recognizing revenue previously deferred from the network service offering.

Acceris Communications Partners’ telecommunication network expense was $17,374 in the second quarter of 2003 compared to $20,920 in the first quarter and $12,237 in the second quarter of 2002. The decrease from the first quarter of 2003 relates to a reduction in the volume of sales from a network service offering which it ceased offering on July 23, 2003. The increase over the second quarter of 2002 relates primarily to the acquisition of the former A&R business of RSL acquired in December 2002, the inclusion of $2,200 in network expenses related to the sale of a network service offering, an offset of $1,061 in fee reductions associated with regulatory changes and $394 in discharge of a legal obligation. It is expected that telecommunication network expense will directly correlate with telecommunication services revenue and that the telecommunication services margin, excluding the negative effect of the change in the method of accounting for the network service offering, will remain consistent with the margin in the second quarter of 2003. It is anticipated that a reduction in network service offering costs will take place in the third quarter since the offering ceased on July 23, 2003.

Acceris Communications Partners’ selling, general and administrative expense was $10,434 in the second quarter of 2003, down from $10,788 in the first quarter and up from $6,179 in the second quarter of 2002. The increase from the second quarter of 2002 to the second quarter of 2003, resulted from an increase in commission costs related to the channel strategy change initiated in the second quarter of 2002, an increase in professional fees and an increase in personnel costs.

Acceris Communications Partners’ provision for doubtful accounts was $1,169 in the second quarter of 2003 as compared to $1,151 in the first quarter and $1,251 in the second quarter of 2002.

Acceris Communications Solutions

									Unaudited

	Unaudited
									Six months ended
	2001	2001	2002	2002	2002	2002	2003	2003	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
United States	–	–	–	–	–	1,547	7,095	6,747	–	13,842

	–	–	–	–	–	1,547	7,095	6,747	–	13,842
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	–	–	–	–	–	1,191	4,828	3,945	–	8,773
Selling, general and administrative	–	–	–	–	–	777	2,768	2,724	–	5,492
Provision for doubtful accounts	–	–	–	–	–	33	24	(38)	–	(14)
Depreciation and amortization	–	–	–	–	–	158	662	595	–	1,257

Operating loss	–	–	–	–	–	(612)	(1,187)	(479)	–	(1,666)

Acceris Communications Solutions is comprised of the operations of the former Enterprise business of RSL acquired in December 2002. The Enterprise business provides voice and data services to small- and medium-sized businesses.

Acceris Communications Solutions accounted for $6,747 of telecommunications services revenue in the second quarter of 2003 compared to $7,095 in the first quarter and $nil in the second quarter of 2002. Acceris Communications Solutions expects to experience a steady growth in revenue in 2003 and beyond as the uncertainty caused by being in bankruptcy for two years prior to its acquisition by the Company, has been removed.

Acceris Communications Solutions’ telecommunication network expense was $3,945 in the second quarter of 2003 compared to $4,828 in the first quarter and $nil in the second quarter of 2002. The savings from the first quarter resulted from network integration activities, which are expected to continue throughout the remainder of 2003.

Acceris Communications Solutions accounted for $2,724 of selling, general and administrative expense in the second quarter of 2003, $2,768 in first quarter of 2003 and $nil in the second quarter of 2002. It is anticipated that this expense will remain fairly constant during the remainder of 2003.

The provision for doubtful accounts, as a percentage of revenue, is expected to remain consistent with the second quarter of 2003.

Acceris Communications Technologies

									Unaudited

	Unaudited
									Six months ended
	2001	2001	2002	2002	2002	2002	2003	2003	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
United States	1,420	1,420	1,581	888	321	47	–	1,050	2,469	1,050

	1,420	1,420	1,581	888	321	47	–	1,050	2,469	1,050
Operating costs and expenses:
Selling, general and administrative	2,402	4,646	1,002	968	942	1,350	669	1,652	1,970	2,321
Research and development	435	307	382	465	317	235	–	–	847	–
Depreciation and amortization	2,111	1,437	558	559	536	470	517	517	1,117	1,034

Operating loss	(3,528)	(4,970)	(361)	(1,104)	(1,474)	(2,008)	(1,186)	(1,119)	(1,465)	(2,305)

Acceris Communications Technologies is the technology services segment of I-Link/Acceris, which licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and Internet Protocol technologies. Technology licensing revenues and contributions are project based and, as such, these amounts will vary from period to period based on timing and size of technology licensing projects and payments.

Acceris Communications Technologies reported revenue of $1,050 in the second quarter of 2003 as compared to $nil in the first quarter and $888 in the second quarter of 2002. The revenues in 2003 relate to one contract which was entered into in the first quarter of 2003 for which acceptance of the technology was obtained in the second quarter. Additional revenue from this contract is expected in the third and fourth quarter from to the ongoing delivery of professional services.

In the second quarter of 2003, Acceris Communications Technologies’ selling, general and administrative expense was $1,652, $669 for the first quarter of 2003 and $968 for the second quarter of 2002. It is anticipated that selling, general and administrative expense will change from quarter to quarter based on the business volumes in the segment.

Acceris Communications Technologies did not incur any research and development costs in the first and second quarter of 2003 compared to $465 in the second quarter of 2002. The maturity of the product offering and advancement of the technology does not require the business to invest in research and development at this time. However, investment in this segment may be required in the future to ensure the technology continues to meet the expanding needs of the customer base.

Real estate

									Unaudited

	Unaudited
									Six months ended
	2001	2001	2002	2002	2002	2002	2003	2003	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
Canada	–	11	75	78	894	972	1,032	1,202	153	2,234

	–	11	75	78	894	972	1,032	1,202	153	2,234
Operating costs and expenses:
Income producing properties	–	–	–	–	309	628	662	727	–	1,389
Depreciation and amortization	–	3	16	16	62	23	57	63	32	120

Operating income	–	8	59	62	523	321	313	412	121	725

Counsel purchased five income-producing properties in the third quarter of 2002 (one of which is now reported as discontinued operations), which were immediately accretive to operating income.

Revenue generated by the real estate business in the second quarter of 2003 was $1,202 compared to $1,032 in the first quarter and $78 in the second quarter of 2002. The increase in revenue over the first quarter of 2003 resulted from operational recoveries and percentage rent recoveries recorded in the current quarter.

The real estate segment has generated positive operating and net income since acquisition and is self-funding. The Company anticipates acquiring additional properties during the remainder of the year. As at June 30, 2003 income-producing properties are 94% leased.

Corporate costs and expenses

									Unaudited

	Unaudited
									Six months ended
	2001	2001	2002	2002	2002	2002	2003	2003	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
Canada	–	–	–	–	–	–	–	–	–	–
United States	–	–	–	–	–	–	–	–	–	–

Operating costs and expenses:
Selling, general and administrative	3,214	3,968	3,692	2,718	4,016	2,788	1,304	1,094	6,410	2,398
Depreciation and amortization	414	312	130	40	151	258	124	25	170	149

Operating loss	(3,628)	(4,280)	(3,822)	(2,758)	(4,167)	(3,046)	(1,428)	(1,119)	(6,580)	(2,547)

Head office costs amounted to $1,094, a decrease of $210 from $1,304 in the first quarter and $1,624 from $2,718 in the second quarter of 2002. The decrease from the second quarter of 2002 is primarily due to the reduction of overhead costs resulting from closing the Company’s New York office and the termination of the Company’s affiliation with Springwell Capital Partners. Head office costs are expected to level off towards the end of 2003.

CAPITAL RESOURCES AND LIQUIDITY

Sources of funding

The Company has $7,728 in cash and cash equivalents and short-term investments. Management expects the Company to generate improved operating results and cash flow over the balance of 2003.

In the second quarter of 2003, sources of cash include proceeds on the liquidation of short-term investments, an increase in borrowings from the revolving debt facility and positive operating cash flow from the real estate division. The Company will continue to monetize its short-term investments to provide funds for general corporate purposes.

The Company’s working capital has declined since December 31, 2002 primarily due to the retroactive change in the method of accounting for revenues from a network service offering from the accrual method to recognition of revenue when actual cash collections to be retained are finalized.

Cash and cash equivalents, the liquidation of short-term investments, the proceeds from utilizing the excess borrowing capacity of its income producing properties together with anticipated operating profits are expected to provide Counsel with adequate near term financing. In the event that some of the proposed transactions do not materialize or actual results vary materially from expected results, Counsel will seek additional funding from capital or debt markets or through the sale of other assets. There is no certainty that management will be able to raise debt and/or equity on acceptable terms.

Uses of funding

In the second quarter of 2003, significant uses of cash include costs associated with the purchase of convertible debentures and the purchase of common shares for cancellation under the Company’s normal course issuer bids, the purchase of capital equipment, scheduled debt payments, advances pursuant to the acquisition of Transpoint Communications and costs associated with the network service offering. Going forward, it is anticipated that the communications and real estate businesses will be self-funding from an operating perspective.

Excluding the convertible debentures, substantially all debt is directly attributable to the funding of operating segments and the cost of this debt is expected to be funded by operating cash flows.

Convertible debentures

The Company’s convertible debentures, which are publicly traded (TSX: CXS.DB.U), have an outstanding face value of $41,566 as at June 30, 2003, and mature on October 31, 2003.

In August 2003, the Company announced an offer to purchase all of its 6% convertible unsecured subordinated debentures due October 31, 2003. Subsequent to the announcement, the Company amended its offer to purchase the subordinated debentures. Under the amended offer, the Company is offering $750 in cash, plus any accrued and unpaid interest, for each $1,000 principal amount of debentures. The Company has arranged financing of up to $30,000 for a three-year term at an 8% interest rate. The third party financing requires the full amount of the financing to be repaid by the third anniversary date of the loan advance. In consideration of the financing, the lender will be issued warrants to purchase up to 10 million common shares at a price per share of Cdn $2.50 exercisable at any time and from time to time until the third anniversary of the date of the loan advance, following which any unexercised warrants will expire.

On September 9, 2003, the Company announced that pursuant to the terms of the convertible debentures it will repay the debentures by delivering 690 common shares per $1,000 principal amount to debenture holders on October 31, 2003 unless they accept the cash offer. In conjunction with the $750 cash offer, the Company is seeking consent from debenture holders which, if obtained from at least 66  2/3% of the debenture holders, would enable the Company to require all debenture holders to accept the $750 cash offer.

The fair value of the debentures as at June 30, 2003 was $27,018 (December 31, 2002 — $27,882). As a result of the cancellation of convertible debentures purchased pursuant to a normal course issuer bid, the outstanding face amount as at June 30, 2003 was $41,566 (December 31, 2002 — $42,561).

Property, plant and equipment

Investment in property, plant and equipment for the quarter ended June 30, 2003 was $701 (second quarter 2002 — $413). The Company expects to invest approximately $3,400 in property, plant and equipment in 2003. Funding for these investments is expected to be generated from operating cash flow and existing credit facilities.

Normal course issuer bids

The Company renewed its normal course issuer bids for its common shares and convertible debentures on December 12, 2002. During the second quarter of 2003 the Company acquired 529,400 common shares for cancellation for $966 (second quarter 2002 — 17,400 shares for $35) and retired $986 of convertible debentures for $641 (second quarter 2002 — $nil).

COUNSEL CORPORATION

CONSOLIDATED BALANCE SHEETS

		Restated (1)
	June 30,	December 31,
	2003	2002
(In thousands of U.S. dollars)	$	$

	(Unaudited)	(Audited)
Assets
CURRENT ASSETS
Cash and cash equivalents	6,190	8,991
Short-term investments	1,538	3,071
Accounts receivable (net of allowance for doubtful accounts of $2,267; 2002 – $2,784)	19,937	17,233
Income taxes recoverable	1,190	3,329
Future income tax assets	–	274
Prepaid expenses and deposits	4,966	4,591
Assets of discontinued operations (note 6)	3,644	2,414

	37,465	39,903
LONG-TERM ASSETS
Income producing properties	22,203	19,147
Properties under development	6,120	3,063
Loans receivable	6,149	6,573
Deposits	3,369	2,262
Portfolio investments	6,560	4,420
Property, plant and equipment, net	10,543	12,657
Intangible assets, net	7,785	9,318
Assets of discontinued operations (note 6)	39,119	37,370

	139,313	134,713

Liabilities
CURRENT LIABILITIES
Accounts payable	3,486	7,675
Accrued liabilities	26,347	20,766
Deferred revenue	10,265	958
Revolving credit facility	14,848	9,086
Current portion of mortgages and loans payable	4,001	3,303
Current portion of capital leases	2,774	2,714
Convertible debentures payable	1,235	2,515
Income tax payable	597	–
Future income tax liability	13	–
Liabilities of discontinued operations (note 6)	9,332	7,772

	72,898	54,789
LONG-TERM LIABILITIES
Mortgages and loans payable	16,625	14,319
Capital leases	2,818	4,146
Future income tax liabilities	36,312	36,550
Liabilities of discontinued operations (note 6)	23,234	20,025

	151,887	129,829

Commitments, contingencies, guarantees and concentrations (note 11)
MINORITY INTEREST	435	–
Shareholders’ equity (deficit)	(13,009)	4,884

	139,313	134,713

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2002.

COUNSEL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)
For the period ended June 30, 2003

	Capital Stock			Equity
				component	Foreign	Restated (1)	Restated (1)
	No. of			of convertible	currency	Retained	Total
	common		Contributed	debentures	translation	earnings	Shareholders’
	shares	Amount	surplus	payable	adjustment	(Deficit)	equity/(deficit)
(In thousands of U.S. dollars)	(In 000’s)	$	$	$	$	$	$
(Unaudited)

Balance – December 31, 2001	22,493	102,852	8,883	41,883	–	(117,084)	36,494
Adjustment related to the adoption of new accounting pronouncement	–	–	–	–	–	(1,000)	(1,000)

Restated balance – December 31, 2001	22,493	102,852	8,883	41,833	–	(118,074)	35,494
Common shares purchased for cancellation	(197)	(902)	514	–	–	–	(388)
Accretion of equity component of debentures payable	–	–	–	1,514	–	(1,514)	–
Net earnings	–	–	–	–	–	(4,854)	(4,854)

Balance – June 30, 2002	22,296	101,950	9,397	43,347	–	(124,442)	30,252
Common shares purchased for cancellation	(551)	(2,516)	1,372	–	–	–	(1,144)
Accretion of equity component of debentures payable	–	–	–	1,515	–	(1,515)	–
Gain on retirement of debentures payable net of income taxes of $15	–	–	63	(210)	–	–	(147)
Net loss – restated	–	–	–	–	–	(24,077)	(24,077)

Restated balance – December 31, 2002	21,745	99,434	10,832	44,652	–	(150,034)	4,884
Common shares purchased for cancellation	(1,024)	(4,680)	2,679	–	–	–	(2,001)
Accretion of equity component of debentures payable	–	–	–	1,530	–	(1,530)	–
Foreign currency translation adjustment	–	–	–		2,755	–	2,755
Gain on retirement of debentures payable net of income taxes of $66	–	–	454	(1,075)	–	–	(621)
Net loss	–	–	–	–	–	(18,026)	(18,026)

Balance – June 30, 2003	20,721	94,754	13,965	45,107	2,755	(169,590)	(13,009)

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2002.

COUNSEL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

			Six months ended
	Three months ended		June 30
	June 30		Restated (1)
	2003	2002	2003	2002
(In thousands of U.S. dollars, except per share amounts) (Unaudited)	$	$	$	$

Revenues
Telecommunication services	36,252	20,984	66,619	43,795
Communication technology licensing	1,050	888	1,050	2,469
Income producing properties	1,202	78	2,234	153

	38,504	21,950	69,903	46,417

Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	21,319	12,237	47,067	25,510
Income producing properties	727	–	1,389	–
Selling, general and administrative	15,904	9,865	31,433	22,257
Research and development	–	465	–	847
Provision for doubtful accounts	1,131	1,251	2,306	2,608
Depreciation and amortization	2,362	1,592	4,886	3,276

	41,443	25,410	87,081	54,498

Operating loss before undernoted items	(2,939)	(3,460)	(17,178)	(8,081)
Gains and other income
Gain on sale of short-term investments	1,929	879	2,377	27,500
Impairments and other losses
Write-down of short-term investments	(35)	(2,656)	(133)	(2,792)
Write-down of portfolio investments	(650)	–	(650)	–
Other	–	(64)	–	(64)

Earnings (loss) before the undernoted	(1,695)	(5,301)	(15,584)	16,563
Interest income	114	146	152	269
Interest expense	(904)	(713)	(1,618)	(1,367)

Earnings (loss) before income taxes and discontinued operations	(2,485)	(5,868)	(17,050)	15,465
Provision for income taxes	(14)	(465)	(14)	(11,470)

Earnings (loss) from continuing operations	(2,499)	(6,333)	(17,064)	3,995
Loss from discontinued operations (note 6)	(242)	(4,911)	(962)	(8,849)

Net loss	(2,741)	(11,244)	(18,026)	(4,854)

Basic net earnings (loss) per share (note 10):
Continuing operations	(0.15)	(0.32)	(0.87)	0.11
Discontinued operations	(0.01)	(0.20)	(0.04)	(0.38)

Basic diluted net earnings (loss) per share	(0.16)	(0.52)	(0.91)	(0.27)

Diluted net earnings (loss) per share (note 10):
Continuing operations	(0.15)	(0.32)	(0.87)	0.06
Discontinued operations	(0.01)	(0.20)	(0.04)	(0.20)

Diluted net earnings (loss) per share	(0.16)	(0.52)	(0.91)	(0.14)

Weighted average number of common shares outstanding (in thousands)
Basic	21,060	22,312	21,155	22,363
Diluted	21,060	22,312	21,155	44,801

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2002.

COUNSEL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Six months ended June 30
	Three months ended June 30		Restated (1)
	2003	2002	2003	2002
(In thousands of U.S. dollars) (Unaudited)	$	$	$	$

Cash provided by (used in)
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	(2,499)	(6,333)	(17,064)	3,995
Non-cash items
Future income taxes	49	598	49	11,130
Depreciation of property, plant and equipment	1,671	632	3,499	1,356
Amortization of intangible assets	691	960	1,433	1,920
Gain on sale of short-term investments	(1,929)	(881)	(2,377)	(27,502)
Write-down of short-term investments	35	2,655	133	2,791
Write-down of portfolio investments	650	–	650	–
Dilution loss	–	–	–	444
Accretion of liability component of debentures payable	13	72	24	145
Stock received on sale transactions	(1,100)	–	(1,100)	–
Discharge of obligations	(394)	–	(394)	–
Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	(5,211)	3,063	(2,154)	5,778
(Increase) decrease in income taxes recoverable	671	(544)	2,736	(125)
(Increase) decrease in loans receivable, prepaid expenses and deposits	(1,445)	(395)	(1,082)	(3,922)
Increase (decrease) in accounts payable and accrued liabilities	(698)	(2,391)	1,608	(7,834)
Increase (decrease) in deferred revenue	3,961	(438)	9,307	(1,618)

Cash used in continuing operations	(5,535)	(3,002)	(4,732)	(13,442)
Cash provided by (used in) discontinued operations	(1,074)	1,076	(1,917)	(4,689)

	(6,609)	(1,926)	(6,649)	(18,131)

INVESTING ACTIVITIES
Purchase of short-term investments	(185)	(4,961)	(185)	(4,961)
Purchase of portfolio investments	–	–	–	(500)
Purchase of property, plant and equipment	(701)	(413)	(1,377)	(889)
Purchase of property under development	(2,050)	–	(2,111)	–
Proceeds on sale of short-term investments	2,836	1,671	3,962	32,794
Proceeds on sale of property, plant and equipment	–	–	160	–
Discontinued operations	1,332	(400)	1,583	4,135

	1,232	(4,103)	2,032	30,579

FINANCING ACTIVITIES
Net draws on revolving credit facility	3,057	(1,769)	5,762	(1,298)
Repayment of mortgages and loans payable	(172)	–	(328)	–
Borrowing of mortgages and loans payable	1,328	–	1,328	–
Capital lease repayments	(649)	(689)	(1,268)	(1,321)
Common shares purchased for cancellation	(966)	(53)	(2,001)	(389)
Retirement of debentures payable	(614)	–	(614)	–
Repayment of liability component of debenture payable	(1,409)	(1,282)	(1,416)	(1,282)
Discontinued operations	1,014	177	896	176

	1,589	(3,616)	2,359	(4,114)

Increase/ (decrease) in cash and cash equivalents	(3,788)	(9,645)	(2,258)	8,334
Cash and cash equivalents – beginning of period	11,567	41,660	10,037	25,357

Cash and cash equivalents – end of period	7,779	32,015	7,779	33,691
Less: cash and cash equivalents – discontinued operations	1,589	883	1,589	2,559

Cash and cash equivalents – continuing operations	6,190	31,132	6,190	31,132

Supplementary information
Cash paid (received) during the period:
Interest	2,160	1,379	2,936	2,715
Income tax	(927)	194	(2,951)	259
Non-cash investing and financing activities:
Communications shares acquired on sale transaction	1,693	–	1,693	–

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2002.

COUNSEL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

1.  Description of the business

Counsel Corporation (the “Company” or “Counsel”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company engages in the communications sector through its investment in I-Link Incorporated (“I-Link/Acceris”). I-Link/Acceris is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries, I-Link/Acceris operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small- to medium-sized businesses in the United States. I-Link/Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada.

To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. During 2003, the Company adopted a formal plan of disposal for an income producing property in Peterborough, Ontario. In 2002, formal plans of disposal were adopted for the Company’s long-term care business, medical products business segment and communications network segment (see note 6).

2.  Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are presented in U.S. dollars. These interim consolidated financial statements should be read in conjunction with the most recent restated audited annual financial statements, as at December 31, 2002, and the notes thereto. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. The interim consolidated financial statements conform in all material respects to the requirements of Canadian GAAP for interim financial statements and, accordingly, do not contain all of the note disclosures found in the annual financial statements. The interim consolidated financial statements follow the same accounting policies and methods of their application as the restated audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

These consolidated financial statements include the accounts of the Company and all companies which it controls. The Company’s principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at June 30, 2003 and December 31, 2002, are as follows:

	June 30,	December 31,
	2003	2002

	%	%
Counsel Corporation (US)	100.0	100.0
Counsel Communications LLC (i)	100.0	88.4
I-Link/Acceris (i)	68.1	60.2

(i)	On January 2, 2003, the Company acquired the minority interest of Counsel Communications LLC, which owns all of the Company’s shares of I-Link/Acceris. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in I-Link/Acceris increased to 100% and 68.1% respectively.

Intercompany balances and transactions among the Company and its subsidiaries are eliminated on consolidation.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

3.  Recent accounting pronouncements

Consolidation of Special Purpose Entities

The CICA Accounting Standards Board has undertaken a project to harmonize Canadian GAAP with new U.S. rules on the consolidation of special purpose entities (“SPEs”). The U.S. rules were issued in January 2003 as FASB Interpretation No. 46, Consolidation of Variable Interest Entities – An interpretation of ARB No. 51 (“FIN 46”). As a result, the general rule that an enterprise should consolidate another entity only if the enterprise holds a unilateral right to determine the strategic policies of that entity cannot be applied effectively. The new rules apply to any new structures created after January 31, 2003. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

4.  Stock-based compensation plans

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plans. Options are granted with an exercise price that is equal to the market value of the underlying stock at the date of grant and accordingly, no compensation expense has been recognized.

As the Company has elected to use the intrinsic value based method, the following disclosures are required to give pro forma effects as if the fair value based method of accounting had been used to account for employee stock compensation plans.

	For the three months ended		For the six months ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$

Net earnings (loss), as reported	(2,741)	(11,244)	(18,026)	(4,854)
Pro forma adjustments	(287)	(496)	(542)	(1,138)

Pro forma net earnings (loss) for the period	(3,028)	(11,740)	(18,568)	(5,992)

Pro forma basic net earnings (loss) per share	(0.18)	(0.56)	(0.95)	(0.34)

Pro forma diluted net earnings (loss) per share	(0.18)	(0.56)	(0.95)	(0.17)

For purposes of these pro forma disclosures, the fair value of each option of the Company was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2002, respectively: risk-free interest rate of 5.0%; expected dividend yield of nil%; expected life of six years; and expected volatility of 60.0% and 65.5%, respectively. The pro forma disclosures include the effects of options issued by I-Link/Acceris.

The Black-Scholes model requires highly subjective assumptions, including volatility and the expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

The Company plans to grant additional stock options each year and as a result, the above pro forma amounts are not likely to be representative of the effects on reported earnings for future years.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

5.  Acquisitions

During the second quarter of 2003, the Company acquired the 14.5 acre Imperial Square retail development site located in Guelph, Ontario. When completed, the centre will contain just over 55,000 square feet of leasable area. The site includes approximately 4.35 acres of excess land zoned for retail expansion. The purchase price amounted to $2,134, including closing adjustments of $89. This acquisition was funded by the assumption of $1,328 of first mortgage debt and funds from the Company and an investment partner that acquired a 35% interest in the property. The investment partner is affiliated with a member of the board of directors of the Company.

6.  Discontinued operations

The Company has a number of discontinued operations. Real estate and long-term care are subject to formal plans of disposal while medical products and services (“MPS”) and communications operations have been sold.

Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.

Medical products and services (“MPS”) represents the discontinued medical products operations, pharmaceutical products operations and pharmacy services operations.

In the second quarter, the Company adopted a formal plan to sell Portage Place, a shopping centre located in Peterborough, Ontario. Portage Place was added to discontinued operations in the second quarter of 2003. This income producing property was a component of the real estate segment.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

A summary of the carrying value of the assets and liabilities for discontinued operations as at June 30, 2003, and December 31, 2002 is as follows:

					June 30,	December 31,
					2003	2002

			Long-term
	MPS	Communications	care	Real estate	Total	Total
	$	$	$	$	$	$

Assets
CURRENT
Cash and cash equivalents	51	71	1,467	–	1,589	1,059
Accounts receivable	–	–	783	320	1,103	667
Other assets	5	–	843	104	952	688

	56	71	3,093	424	3,644	2,414

LONG-TERM
Mortgage receivable	–	–	1,839	–	1,839	1,528
Income producing properties	–	–	–	18,330	18,330	15,772
Property, plant and equipment, net	–	–	18,666		18,666	19,554
Telecommunications technology	–	–	–	–	–	270
Goodwill, net	–	–	284	–	284	246

	–	–	20,789	18,330	39,119	37,370

TOTAL ASSETS	56	71	23,882	18,754	42,763	39,784

Liabilities
CURRENT
Accounts payable and accrued liabilities	107	1,165	7,245	210	8,727	6,688
Deferred revenue	–	–		–	–	576
Mortgages and loans payable	–	–	211	394	605	508

	107	1,165	7,456	604	9,332	7,772

LONG-TERM
Deferred revenue	–	–	359	–	359	115
Mortgages and loans payable	–	–	13,351	9,364	22,715	19,749
Non-controlling interest	160	–	–	–	160	161

	160	–	13,710	9,364	23,234	20,025

TOTAL LIABILITIES	267	1,165	21,166	9,968	32,566	27,797

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

The composition of earnings (loss) from discontinued operations is as follows:

	For the three months ended June 30, 2003

			Long-term
	MPS	Communications	care	Real estate	Total
	$	$	$	$	$

Revenue	–	427	9,407	786	10,620

Earnings (loss) before income taxes	155	371	(1,001)	299	(176)
Income taxes	–	–	66	–	66

Net earnings (loss)	155	371	(1,067)	299	(242)

	For the three months ended June 30, 2002

			Long-term
	MPS	Communications	care	Real estate	Total
	$	$	$	$	$

Revenue	1,010	2,006	7,991	–	11,007

Earnings (loss) before income taxes	(56)	(4,580)	76	–	(4,560)
Gain (loss) subsequent to measurement date	(410)	–	–	–	(410)
Non-controlling interest	59	–	–	–	59

Net earnings (loss)	(407)	(4,580)	76	–	(4,911)

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

	For the six months ended June 30, 2003

			Long-term
	MPS	Communications	care	Real estate	Total
	$	$	$	$	$

Revenue	–	2,022	17,974	1,537	21,533

Earnings (loss) before income taxes	349	94	(1,878)	566	(869)
Income taxes	–	–	93		93

Net earnings (loss)	349	94	(1,971)	566	(962)

	For the six months ended June 30, 2002

			Long-term
	MPS	Communications	care	Real estate	Total
	$	$	$	$	$

Revenue	2,072	4,162	15,704	–	21,938

Earnings (loss) before income taxes	(988)	(7,679)	80	–	(8,587)
Gain (loss) subsequent to measurement date	(410)	–	–	–	(410)
Non-controlling interest	148	–	–	–	148

Net earnings (loss)	(1,250)	(7,679)	80	–	(8,849)

7.  Subsequent Events

On July 30, 2003, I-Link/Acceris completed the purchase of certain assets and related liabilities of Transpoint Communications for approximately $2,800. Transpoint offers voice and data services through commercial agents. The acquisition will be accounted for using the purchase method of accounting.

The Company settled certain outstanding issues relating to the former controlling shareholder of I-Link/Acceris regarding the 2001 acquisition of I-Link/Acceris. Pursuant to the settlement the Company received 2,375,000 of outstanding common shares of I-Link/Acceris, which increased the Company’s ownership by approximately 2%, and resolved certain intercompany amounts.

In August, the Company announced an offer to purchase all of its 6% convertible unsecured subordinated debentures due October 31, 2003. On September 9, 2003, the Company amended the offer to an all cash offer of $750 for each $1,000 principal amount of debentures. In conjunction with this offer, the Company raised $30,000 in new three year financing at 8% interest plus the issuance of up to 10 million warrants with a strike price of Cdn $2.50, expiring in three years. The Company also announced that on October 31, 2003 it will repay the debentures by delivering 690 common shares per $1,000 principal amount to debenture holders who do not tender to the cash offer. In conjunction with the $750 cash offer, the Company is seeking consent from debenture holders which, if obtained from at least 66 2/3% of the debenture holders, would enable the Company to require all debenture holders to accept the $750 cash offer.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

8.  Portfolio Investments

Portfolio investments are as follows:

	June 30	December 31
	2003	2002
	$	$

Buyers United Inc.	1,690	–
AccessLine Holdings Inc.	1,100	–
Core Communications Corporation	1,093	1,093
Systeam Holdings LLC	1,000	1,000
Proscape Technologies Inc.	902	902
Impower Inc.	125	775
DBP Group Holdings Inc.	399	399
Other	251	251

	6,560	4,420

During the second quarter 2003, as a result of the sale of the assets and customer base of I-Link Communications Inc., a wholly owned subsidiary of I-Link/Acceris, the Company received convertible preferred shares of Buyers United Inc. This non-monetary transaction has been recorded at fair market value.

During the second quarter 2003, as a result of the sale of a technology license to AccessLine Technology Corporation, the Company received convertible preferred stock of its parent company AccessLine Holdings Inc. This investment does not have a readily determinable fair market value, as it is a private company. Accordingly it has been recorded at its estimated market value as of June 30, 2003.

During the second quarter of 2003, the Company recorded an impairment on its investment in Impower Inc. The Company has subsequently received the written down amount of this investment.

9.  Segmented information

The Company currently operates in two sectors, communications and real estate.

The communications sector consists of the Company’s subsidiary, I-Link/Acceris. I-Link/Acceris operates in three reportable segments, Acceris Partners, Acceris Solutions and Acceris Technologies:

•	Acceris Partners includes the operations of WorldxChange (which was formerly reported as the dial-around segment), acquired in June 2001, and the agent and residential business of RSL, which was acquired in December 2002. This segment offers dial-around and 1+ telecommunications products.

•	Acceris Solutions is the Enterprise business of RSL, which was acquired in December 2002. This segment offers voice and data solutions to enterprise customers.

•	Acceris Technologies is the technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. Acceris Technologies licenses certain developed technology to third party users.

The real estate segment, which commenced operations in the third quarter of 2001, is comprised of the Company’s investment in five income producing properties in Canada, four of which were purchased in 2002.

Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income (loss), which is defined as earnings from continuing operations before other

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

gains, other losses and impairments, interest and taxes. The accounting policies for the segments are the same as those described in note 3 to the restated December 31, 2002 consolidated financial statements.

	For the three months ended June 30, 2003

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	–	–	–	1,202	–	1,202
United States	29,505	6,747	1,050	–	–	37,302

	29,505	6,747	1,050	1,202	–	38,504
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	17,374	3,945	–	–	–	21,319
Income producing properties	–	–	–	727	–	727
Selling, general and administrative	10,434	2,724	1,652	–	1,094	15,904
Provision for doubtful accounts	1,169	(38)	–	–	–	1,131
Depreciation and amortization	1,162	595	517	63	25	2,362

Operating income (loss) before undernoted items	(634)	(479)	(1,119)	412	(1,119)	(2,939)
Gains and other income:
Gain on sale of short-term investments	–	–	–	–	1,929	1,929
Impairments and other losses:
Write-down of short-term investments	–	–	–	–	(35)	(35)
Portfolio investments	–	–	–	–	(650)	(650)
Interest income	–	–	–	–	114	114
Interest expense	(333)	(179)	(150)	(198)	(44)	(904)

Segment earnings (loss)	(967)	(658)	(1,269)	214	195	(2,485)

Segment assets as of June 30
Canada	–	–	–	29,604	12,631	42,235
United States	31,984	7,294	9,651	–	5,386	54,315

	31,984	7,294	9,651	29,604	18,017	96,550

Capital expenditures	(636)	(29)	–	–	(36)	(701)
Other significant non-cash items:
Amortization of deferred revenue	(5,283)	(868)	(154)	–	–	(6,305)
Accretion of liability component of debentures payable	–	–	–	–	13	13

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

	For the three months ended June 30, 2002

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	–	–	–	78	–	78
United States	20,984	–	888	–	–	21,872

	20,984	–	888	78	–	21,950
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	12,237	–	–	–	–	12,237
Selling, general and administrative	6,179	–	968	–	2,718	9,865
Research and development	–	–	465	–	–	465
Provision for doubtful accounts	1,251	–	–	–	–	1,251
Depreciation and amortization	977	–	559	16	40	1,592

Operating income (loss) before undernoted items	340	–	(1,104)	62	(2,758)	(3,460)
Gains and other income:
Gain on sale of short-term investments	–	–	–	–	879	879
Impairments and other losses:
Write-down of short-term investments	–	–	–	–	(2,656)	(2,656)
Other	–	–	–	–	(64)	(64)
Interest income	–	–	10	–	136	146
Interest expense	(267)	–	(170)	(18)	(258)	(713)

Segment earnings (loss)	73	–	(1,264)	44	(4,721)	(5,868)

Segment assets as of June 30
Canada	–	–	–	2,968	32,577	35,545
United States	27,906	–	12,402	–	22,170	62,478

	27,906	–	12,402	2,968	54,747	98,023

Capital expenditures	(392)	–	–	–	(21)	(413)
Other significant non-cash items:
Amortization of deferred revenue	–	–	(582)	–	–	(582)
Accretion of liability component of debentures payable	–	–	–	–	72	72

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

	For the six months ended June 30, 2003

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	–	–	–	2,234	–	2,234
United States	52,777	13,842	1,050	–	–	67,669

	52,777	13,842	1,050	2,234	–	69,903
Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	38,294	8,773	–	–	–	47,067
Income producing properties	–	–	–	1,389	–	1,389
Selling, general and administrative	21,222	5,492	2,321	–	2,398	31,433
Provision for doubtful accounts	2,320	(14)	–	–	–	2,306
Depreciation and amortization	2,326	1,257	1,034	120	149	4,886

Operating income (loss) before undernoted items	(11,385)	(1,666)	(2,305)	725	(2,547)	(17,178)
Gains and other income:
Gain on sale of short-term investments	–	–	–	–	2,377	2,377
Impairments and other losses:
Write-down of short-term investments	–	–	–	–	(133)	(133)
Portfolio investments	–	–	–	–	(650)	(650)
Interest income	2	–	–	–	150	152
Interest expense	(632)	(179)	(297)	(383)	(127)	(1,618)

Segment earnings (loss)	(12,015)	(1,845)	(2,602)	342	(930)	(17,050)

Segment assets as of June 30
Canada	–	–	–	29,604	12,631	42,235
United States	31,984	7,294	9,651	–	5,386	54,315

	31,984	7,294	9,651	29,604	18,017	96,550

Capital expenditures	(1,276)	(29)	–	(20)	(52)	(1,377)
Other significant non-cash items:
Amortization of deferred revenue	(5,283)	(1,826)	(154)	–	–	(7,263)
Accretion of liability component of debentures payable	–	–	–	–	24	24

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

	For the six months ended June 30, 2002

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	–	–		153	–	153
United States	43,795	–	2,469	–	–	46,264

	43,795	–	2,469	153	–	46,417
Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	25,510	–	–	–	–	25,510
Selling, general and administrative	13,877	–	1,970	–	6,410	22,257
Research and development	–	–	847	–	–	847
Provision for doubtful accounts	2,608	–	–	–	–	2,608
Depreciation and amortization	1,957	–	1,117	32	170	3,276

Operating income (loss) before undernoted items	(157)	–	(1,465)	121	(6,580)	(8,081)
Gains and other income:
Gain on sale of short-term investments	–	–	–	–	27,500	27,500
Impairments and other losses:
Write-down of short-term investments	–	–	–	–	(2,792)	(2,792)
Other	–	–	–	–	(64)	(64)
Interest income	–	–	19	–	250	269
Interest expense	(592)	–	(322)	(34)	(419)	(1,367)

Segment earnings (loss)	(749)	–	(1,768)	87	17,895	15,465

Segment assets as of June 30
Canada	–	–	–	2,968	32,577	35,545
United States	27,906	–	12,402	–	22,170	62,478

	27,906	–	12,402	2,968	54,747	98,023

Capital expenditures	(860)	–	–	–	(29)	(889)
Other significant non-cash items:
Amortization of deferred revenue	–	–	(1,762)	–	–	(1,762)
Accretion of liability component of debentures payable	–	–	–	–	145	145

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

10. Additional earnings (loss) per share disclosures

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net earnings (loss) per share:

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$

Basic and diluted net earnings (loss) per share:
Numerator:
Earnings (loss) from continuing operations	(2,499)	(6,333)	(17,064)	3,995
Accretion of equity component of debenture payable	(727)	(757)	(1,530)	(1,514)

Earnings (loss) available to common shareholders – continuing operations	(3,226)	(7,090)	(18,594)	2,481

Loss from discontinued operations	(242)	(4,911)	(962)	(8,849)

Denominator:
Weighted average common shares outstanding (000’s)	21,060	22,312	21,155	22,363

Basic earnings (loss) per share from continuing operations	(0.15)	(0.32)	(0.87)	0.11
Basic loss per share from discontinued operations	(0.01)	(0.20)	(0.04)	(0.38)

Basic net earnings (loss) per share	(0.16)	(0.52)	(0.91)	(0.27)

Diluted net earnings (loss) per share:
Weighted average common shares outstanding (000’s)	21,060	22,312	21,155	44,801

Diluted earnings (loss) per share from continuing operations	(0.15)	(0.32)	(0.87)	0.06
Diluted loss per share from discontinued operations	(0.01)	(0.20)	(0.04)	(0.20)

Diluted net earnings (loss) per share	(0.16)	(0.52)	(0.91)	(0.14)

Except with respect to the six months ended June 30, 2002, the Company excluded potential common share equivalents, incremental shares from stock options and shares issuable upon conversion of convertible debentures, from the loss per share calculation, as they were anti-dilutive.

11. Commitments, contingencies, guarantees and concentrations

The Company has guaranteed the repayment of certain mortgages amounting to $38,707. Seven of these mortgages, amounting to $29,694, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership. The Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company’s guarantee for these mortgages expire in 2014. The Company believes that the value of the facilities, which have been provided as collateral for the guarantees, is in excess of the

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $9,013 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance and is entitled to participate in the proceeds of a sale or refinancing of the facility. The Company’s guarantee for this mortgage expires in 2015. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under this guarantee.

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE INFORMATION

COUNSEL CORPORATION

The Exchange Tower
Suite 1300, P.O. Box 435
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061
Website: www.counselcorp.com

SHAREHOLDER INFORMATION

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants

TRANSFER AGENTS

& REGISTRARS
Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc

Tel: 303 984 4034

CAPITAL STOCK

& CONVERTIBLE DEBENTURES
At June 30, 2003 there were 20,721,000 common shares and $ 41,566,000 of convertible debentures outstanding.

STOCK & DEBENTURE LISTINGS

Counsel Corporation’s common shares are listed on The Toronto Stock Exchange under the symbol CXS and on The NASDAQ Stock Market under the symbol CXSN. Its convertible debentures are listed on The Toronto Stock Exchange under the symbol CXS.DB.U

SHAREHOLDER

& INVESTOR CONTACT
STEPHEN WEINTRAUB
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com